SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Metals Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at SFU Harbour Centre, Room 2200, 515 West Hastings Street, Vancouver, British Columbia on Thursday, May 30, 2019, at 10:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 28, 2019, or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs. Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the common shares of the Company owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares of the Company which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder’s behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder’s nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting common shares of the Company registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote common shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a)

executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)

delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed April 10, 2019, as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 85,474,316 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company. Davidson & Company LLP was first appointed as auditor of the Company on June 23, 2015.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed by the shareholders at seven. Due to director changes since the last annual general meeting of the Company, the Company currently has five directors. At the Meeting, shareholders will be asked to fix the number of directors at six and to elect six directors. The persons named below are the six nominees of management for election as directors, all of whom (except for Ani Markova) are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director’s successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by them; their principal occupation, business or employment (and, in the case of Hannes P. Portmann and Ani Markova, who are being nominated for election as a director of the Company at a shareholders’ meeting of the Company for the first time, also their principal occupation and employment for the last five years); the period during which they each served as a director; and the number of Common Shares that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 30, 2019. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”) (now First Mining Finance Corp.) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX Venture Exchange (the “TSX-V”) reinstated the trading of Clifton’s stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

In December 2010, Graham C. Thody was a director of SilverCrest Mines Inc. (“SilverCrest Mines”) when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC, and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011, through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic Silver Corp. completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)	an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended December 31, 2018, the Company had five NEOs, namely N. Eric Fier (CEO), Anne Yong (CFO), Christopher Ritchie (President), Pierre Beaudoin (Chief Operating Officer (“COO”)) and Nicholas Campbell (Vice-President, Business Development).

Compensation Discussion and Analysis

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of three members (Ross O. Glanville, Hannes P. Portmann and John H. Wright), all of whom are independent. Messrs. Glanville, Portmann and Wright have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Mr. Glanville previously served as a member of the compensation committee of three other publicly-traded companies.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The Compensation Committee’s responsibilities, powers and operation are described in Appendix A – “Corporate Governance Disclosure”.

For the Company’s financial year ended December 31, 2018, neither the Board of Directors nor the Compensation Committee retained any consultant or advisor to assist the Board of Directors or the Compensation Committee in determining compensation for any of the Company’s directors and executive officers. However, during the first quarter of 2019, the Company through the Compensation Committee engaged the independent compensation and governance advisory firm, Global Governance Advisors to evaluate and provide recommendations on formalizing the Company’s executive compensation program to be market competitive among a defined Peer Group and review its 2019 Management Information Circular.

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a)	to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b)	to align executives’ interests with those of the shareholders; and

(c)	to reward demonstration of both leadership and performance.

The Company does not have a formal compensation program with set benchmarks. Individual compensation is not directly tied to performance goals which are based on any specific objective and identifiable measure, such as the Company’s share price or earnings per share. However, the Company does have a compensation program which seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company’s achievement of corporate milestones and objectives. For 2019, the Company will be conducting a review of its compensation and, through the Compensation Committee, has engaged the independent compensation and governance advisory firm, Global Governance Advisors (GGA) in the first quarter of 2019. GGA will be evaluating and providing recommendations on formalizing the executive compensation program to ensure it is market competitive. This review will include analysis of the Company’s current Peer Group to ensure it remains aligned with the current size and scope of the Company’s operations.

There is no restriction on Named Executive Officers or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. For the financial year ended December 31, 2018, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elementsof Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)	base salary or consulting fees;
(b)	performance bonus payments; and
(c)	equity participation through the Company’s Stock Option Plan.

Base Salary or Consulting Fees

In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the mining industry which were companies similar in size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c)	the experience level of the Named Executive Officer;

(d)	compensation data provided in separate mining industry reports produced by Global Governance Advisors (GGA) and Bedford Consulting Group Inc. respectively; and

(e)	the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO’s management company, respectively, based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

For 2018, annual base salaries for NEOs were as follows:

Named Executive Officer and Position	Base Salary / Consulting Fee ($)
N. Eric Fier – Chief Executive Officer	275,000
Anne Yong – Chief Financial Officer	145,000
Christopher Ritchie – President	250,000
Pierre Beaudoin – Chief Operating Officer	275,000
Nicholas Campbell – Vice President, Business Development	135,000

Performance Bonus Payments

The performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Compensation Committee’s assessment of the Company’s performance for the year. Factors considered in determining bonus amounts include individual performance, financial criteria (such as successful financings, project management performance), operational criteria (such as significant mineral property acquisitions and resource growth), results of internal and external economic studies, and the attainment of other corporate milestones).

In determining the award of performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, applying weightings to determine overall percentage bonuses.

In respect of the 2018 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the Named Executive Officers. In awarding the performance bonuses, the Board considered the following significant achievements of the Company in 2018:

Exploration:

•

Progress of the Phase III exploration program at the Company’s Las Chispas Property. During 2018, the Company drilled approximately 68,000 metres, completed rehabilitation of underground workings and discovered multiple high-grade silver-gold veins .

•

Effective September 13, 2018, expanded the Las Chispas inferred resource to 4.3 million tonnes at 3.68 grams per tonne (“gpt”) gold and 347 gpt silver, or 623 gpt silver equivalent (based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold). The Inferred Resource Estimate contained 511,800 ounces gold and 48.3 million ounces silver, or 86.7 million ounces silver equivalent.

Corporate

•

TSX-V ranked SilverCrest as one of the top ten performers in the mining industry over 2018. The ranking was based on the Company’s increased market capitalization by 250% to $339 million, increased share price by 123% to $3.99 per share and increased trading volume by 30 million shares.

•	Completion of a prospectus offering for 8,214,450 common shares of the Company at a price of $2.10 per Common Share for gross proceeds of $17,250,345.
•	Completion of a non- brokered private placement with SSR Mining Inc. for 8,220,645 common shares of the Company at a price of $3.73 per share for gross proceeds of $30,663,006.
•	The Company was listed on the NYSE American on August 21, 2018.

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. See “Option-based Awards”. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s prevailing stock option plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the stock option plan.

Individual grants of stock options are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of the proposed optionee’s position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Option Plan”) which was adopted by the Board of Directors on August 24, 2015, and first approved by the shareholders of the Company on June 22, 2016. The Option Plan includes the following provisions:

•	The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time.

•

The Option Plan is administered by a “Committee” which means the Board of Directors or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan (currently the Compensation Committee).

•

The exercise price for options granted under the Option Plan will not be less than the “market price” of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX-V before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX-V.

•	Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

•	The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

•

Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

•	Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

•

In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution.

•

If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

•

The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•

If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a “Bid”), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

•

In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such “cashless” exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX-V, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

•

The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a)	any amendment pertaining to the vesting provisions of each option;

(b)	any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c)

any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)	any amendment with respect to the administration of the Option Plan;

(f)

any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g)	any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h)	any amendment to the class of eligible persons that may participate under the Option Plan; and

(i)

any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

As the Option Plan is a “rolling percentage plan”, the TSX-V requires the Option Plan to be approved yearly by the shareholders of the Company. The Option Plan was last approved by the shareholders of the Company at the 2018 annual general meeting and renewal shareholder approval will be sought at the Meeting. See “Particulars of Other Matters to be Acted Upon — Stock Option Plan”.

For the fiscal year ended December 31, 2018, the following option grants were made to the NEOs:

Position	Number of Options Granted(1)	Exercise Price ($)	Grant Date Fair Value of Options ($)(2)	Expiration Date
N. Eric Fier – Chief Executive Officer	175,000	1.94	249,057	04-Jan-23
	250,000	3.24	516,805	14-Dec-23
Anne Yong – Chief Financial Officer	100,000	1.94	142,318	04-Jan-23
	125,000	3.24	258,403	14-Dec-23
Christopher Ritchie – President	500,000	1.84	674,926	02-Jan-23
	200,000	3.24	413,444	14-Dec-23
Pierre Beaudoin – Chief Operating Officer	100,000	2.69	199,704	31-May-23
	200,000	3.30	426,527	13-Nov-23
	200,000	3.24	413,444	14-Dec-23
Nicholas Campbell – Vice President, Business Development	75,000	1.94	106,739	04-Jan-23
	125,000	3.24	258,403	14-Dec-23

(1)	Options vest in 25% increments every three months from grant date over a one-year period.
(2)	Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company’s four most recently completed financial years commencing from October 9, 2015 (TSX-V listing date) to December 31, 2018, with the cumulative total return of the S&P/TSX Venture Composite Index. Share prices for the graph are based on trading of the Common Shares on the TSX-V.

The Company is considered a mineral exploration company. The Company’s stock performance is largely dependent upon the success of exploration activities, the market price of specific commodities and the financial health of the mining sector in general. As such, compensation for the NEOs during the periods shown in the graph below has been determined in accordance with industry comparables and without specific reference to the trend of the Company’s stock performance shown in the graph.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary (1) ($)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(3)	Long- term incentive plans
N. Eric Fier Chief Executive Officer	2018	252,500	Nil	765,862	178,750	Nil	Nil	(4)	1,197,112
	2017	200,000	Nil	197,436	40,000	Nil	Nil	(4)	437,436
	2016	60,000	Nil	510,944	40,000	Nil	Nil	(4)	610,944
Anne Yong(5) Chief Financial Officer	2018	80,052	Nil	400,721	72,500	Nil	Nil	(4)	553,273
	2017	94,010	Nil	112,820	32,000	Nil	Nil	(4)	238,830
	2016	45,433	Nil	118,941	30,000	Nil	Nil	(4)	194,374
Christopher Ritchie(6) President	2018	250,000	Nil	1,088,370	162,500	Nil	Nil	(4)	1,500,870
Pierre Beaudoin(7) Chief Operating Officer	2018	42,971	Nil	1,039,675	Nil	Nil	Nil	(4)	1,082,646
Nicholas Campbell(7) VP Business Development	2018	122,625	Nil	365,141	87,750	Nil	Nil	(4)	575,516
	2017	97,484	Nil	45,128	30,000	Nil	Nil	(4)	172,613
	2016	21,500	Nil	235,868	20,000	Nil	Nil	(4)	277,368

(1)

Amounts under this column were paid as remuneration pursuant to an NEO’s employment agreement or as a consulting fee to the NEO’s management company. No compensation amounts received by Mr. Fier’s management company relate to his director role. For 2018, prior to Mr. Beaudoin’s appointment as COO on November 13, 2018, he received $5,435 for his director role.

(2)

The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: exercise price of $2.20 (2018), $1.88 (2017) and $2.34 (2016); risk free rate of return of 1.68% (2018), 1.44% (2017) and 0.91% (2016); volatility estimate of 75.66% (2018), 73.94% (2017) and 80.71% (2016); expected life (years) of 5 years; expected forfeiture rate of 1%; dividend rate of nil; per option value of $1.48 (2018), $1.13 (2017) and $1.44 (2016). This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(3)	Amounts under this column were paid as a performance bonus to each NEO or the NEO’s management company.
(4)

The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO’s management company did not exceed the lesser of $50,000 and 10% of each NEO’s salary or NEO’s management company’s consulting fee for the financial year.

(5)	Ms. Yong was appointed CFO effective January 1, 2017. Compensation received by Ms. Yong in 2016 is in respect of her services as controller of the Company.
(6)	Mr. Ritchie was appointed President effective January 1, 2018.
(7)	Mr. Beaudoin served as a director of the Company from May 31, 2018 to December 10, 2018, and was appointed COO effective November 13, 2018.
(8)

Mr. Campbell was appointed Vice-President of Business Development on October 6, 2016. Compensation received by Mr. Campbell from January, 1, 2016 to October 5, 2016 is in respect to his services as financial advisor of the Company.

Employmentand Consult ingAgreements / Termination and Change of Control Benefits

The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO’s management company that include termination and change of control provisions.

N. Eric Fier (throughMaverick Mining Consultants Inc.)

The Company has a management consulting agreement effective October 1, 2015 (the “Maverick Agreement”), with Maverick Mining Consultants Inc. (“Maverick”), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company. In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees (as recommended by the Compensation Committee) plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time. The Maverick Agreement is automatically renewable for consecutive one-year terms.

Maverick can terminate the Maverick Agreement by giving three months’ written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:

(a)	in the event of a material breach by Maverick of any of Maverick’s obligations; or

(b)

for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company’s most recently completed financial year.

If the Company undergoes a change of control (as defined in the Maverick Agreement) and either (a) within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement, or (b) within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company’s most recently completed financial year.

Employment Agreements with Other NEOs

The Company also has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its other NEOs (Anne Yong, Christopher Ritchie, Pierre Beaudoin and Nicholas Campbell) with an indefinite term and provisions (as recommended by the Compensation Committee) regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO’s employment for cause (as defined in the Senior Executive Agreement) or without cause. The NEO may terminate the Senior Executive Agreement by giving three months’ written notice to the Company. If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to six months (12 months for Mr. Ritchie and Mr. Beaudoin) of the then annual base salary plus (i) one month per each year of service up to a maximum of 12 months (18 months for Mr. Ritchie and Mr. Beaudoin) in the aggregate; (ii) the pro rata amount of the previous financial year’s annual bonus; and (iii) the cash equivalent of the Senior Executive’s accrued vacation pay. In the event of termination of the Senior Executive’s employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company (or within three months following the date of change of control by a “hostile party" without the support of the majority of the Board, Mr. Beaudoin terminates the Senior Executive Agreement), the Senior Executive is entitled to receive an amount equal to six months (12 months for Mr. Ritchie and Mr. Beaudoin) of the then annual base salary plus (i) one month per year (two months per year for Mr. Beaudoin) of service up to a maximum of 12 months (18 months for Mr. Ritchie and Mr. Beaudoin)) in the aggregate; (ii) the cash equivalent of the NEO’s accrued vacation pay; (iii) the pro rata amount of the previous financial year’s annual bonus (in absence of which an amount to be determined by the Compensation Committee); and (iv) the cash equivalent of one month’s vacation pay. The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years and 12 months, respectively, following the termination of the Senior Executive Agreement.

The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement.

NEO	Termination without Cause	Change of Control
N. Eric Fier (Maverick)	$680,625	$907,500
Anne Yong	$181,250	$193,333
Christopher Ritchie	$412,500	$433,333
Pierre Beaudoin	$275,000	$297,917(1)
Nicholas Campbell	$189,000	$200,250

(1)	Mr. Beaudoin was appointed COO on November 13, 2018, the pro rata amount of annual bonus to be included for a Change of Control would be determined by the Compensation Committee.

Incentive Plan Awards

Outstanding share-based awards and option- based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2018 with respect to the Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
N. Eric Fier	425,000(2)	0.16	9-Dec-20	1,627,750	N/A	N/A	N/A
	350,000(2)	2.30	9-Dec-21	591,500
	175,000(2)	1.88	4-Aug-22	369,250
	175,000(3)	1.94	4-Jan-23	358,750
	250,000(7)	3.24	14-Dec-23	187,500
Anne Yong	125,000(2)	0.16	9-Dec-20	478,750	N/A	N/A	N/A
	100,000(2)	2.30	9-Dec-21	169,000
	100,000(2)	1.88	4-Aug-22	211,000
	100,000(3)	1.94	4-Jan-23	205,000
	125,000(7)	3.24	14-Dec-23	93,750
Christopher Ritchie	500,000(4)	1.84	2-Jan-23	1,075,000	N/A	N/A	N/A
	200,000(7)	3.24	14-Dec-23	150,000
Pierre Beaudoin	100,000(5)	2.69	31-May-23	130,000	N/A	N/A	N/A
	200,000(6)	3.30	13-Nov-23	138,000
	200,000(7)	3.24	14-Dec-23	150,000
Nicholas Campbell	50,000(2)	0.16	9-Dec-20	191,500	N/A	N/A	N/A
	100,000(2)	2.56	17- Oct-21	143,000
	50,000(2)	2.30	9-Dec-21	84,500
	(2)
	40,000	1.88	4-Aug-22	84,400
	75,000(3)	1.94	4-Jan-23	153,750
	125,000(7)	3.24	14-Dec-23	93,750

(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2018 (based on $3.99 closing price of the Common Shares on the TSX-V on that date).
(2)	As at December 31, 2018, these stock options were fully vested.
(3)	As at December 31, 2018, 75% of these stock options had vested, and an additional 25% would vest on January 4, 2019.
(4)	As at December 31, 2018, 75% of these stock options had vested, and an additional 25% would vest on January 2, 2019.
(5)	As at December 31, 2018, 50% of these stock options had vested, and an additional 25% would vest on February 28, 2019 and May 31, 2019.
(6)	As at December 31, 2018, none of these stock options had vested, and 25% would vest on each of February 13, 2019, May 13, 2019, August 13, 2019, and November 13, 2019.
(7)	As at December 31, 2018, none of these stock options had vested, and 25% would vest on each of March 14, 2019, June 14, 2019, September 14, 2019, and December 14, 2019.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2018, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during the financial year ended December 31, 2018 with respect to the Named Executive Officers.

Named Executive Officer	Option- based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
N. Eric Fier	196,876	N/A	178,750
Anne Yong	112,500	N/A	72,500
Christopher Ritchie	345,000	N/A	162,500
Pierre Beaudoin	26,250	N/A	Nil
Nicholas Campbell	67,663	N/A	87,750

(1)

Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX-V on the vesting date less the exercise price of the options.

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2018. For directors who are Named Executive Officers, see “Executive Officer Compensation—Summary Compensation Table”.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dunham Craig(1)	6,000	N/A	71,159	Nil	N/A	Nil	77,159
Ross Glanville	14,000	N/A	226,201	Nil	N/A	Nil	240,201
Hannes Portmann(1)	2,000	N/A	298,070	Nil	N/A	Nil	300,070
George Sanders(1)	10,500	N/A	71,159	Nil	N/A	Nil	81,659
Graham Thody	18,000	N/A	313,461	Nil	N/A	Nil	331,461
John Wright	12,000	N/A	226,201	Nil	N/A	Nil	238,201

(1)	Mr. Craig and Mr. Sanders served as directors of the Company until August 1, 2018 and October 31, 2018, respectively. Mr. Portmann became a director of the Company on October 31, 2018.
(2)

The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: exercise price of $2.86; risk free rate of return of 2.12%; volatility estimate of 85.80%; expected life (years) of 5; dividend rate of nil; per option value of $1.89. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

Further to the recommendation of the Compensation Committee, for the year ended December 31, 2018, standard compensation arrangements for the non-executive directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation
Independent Board Member	$12,000	Annual Retainer
Additional Retainer for Chairman of the Board	$6,000	Annual Retainer
Additional Meeting fee for Chairman of the Compensation Committee	$500	Per Meeting
Additional Meeting fee for Chairman of the Corporate Governance and Nominating Committee	$500	Per Meeting

Outstanding share- based awards and option- based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2018 with respect to the directors who are not Named Executive Officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Ross O. Glanville	175,000(2)	0.16	9-Dec-20	670,250	N/A	N/A	N/A
	100,000(2)	2.30	9-Dec-21	169,000
	50,000(2)	1.88	4-Aug-22	105,500
	50,000(3)	1.94	4-Jan-23	102,500
	75,000(5)	3.24	14-Dec-23	56,250
Hannes P. Portmann	100,000(4)	3.41	11-Nov-23	58,000	N/A	N/A	N/A
	37,500(5)	3.24	14-Dec-23	28,125
Graham C. Thody	250,000(2)	0.16	9-Dec-20	957,500	N/A	N/A	N/A
	150,000(2)	2.30	9-Dec-21	253,500
	75,000(2)	1.88	4-Aug-22	158,250
	75,000(3)	1.94	4-Jan-23	153,750
	100,000(5)	3.24	14-Dec-23	75,000
John H. Wright	100,000(2)	2.55	3-Jan-22	144,000	N/A	N/A	N/A
	50,000(2)	1.88	4-Aug-22	105,500
	50,000(3)	1.94	4-Jan-23	102,500
	75,000(5)	3.24	14-Dec-23	56,250

(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2018 (based on $3.99 closing price of the Common Shares on the TSX-V on that date).
(2)	As at December 31, 2018, these stock options were fully vested.
(3)	As at December 31, 2018, 75% of these stock options had vested, and an additional 25% would vest on January 4, 2019.
(4)	As at December 31, 2018, none of these stock options had vested, and 25% would vest on each of February 11, 2019, May 11, 2019, August 11, 2019 and November 11, 2019.
(5)	As at December 31, 2018, none of these stock options had vested, and 25% would vest on each of March 14, 2019, June 14, 2019, September 14, 2019, and December 14, 2019.

Incentive plan awards – value vested or earned during theyear

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2018, and the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2018, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ross O. Glanville	56,250	N/A	Nil
Hannes P. Portmann	Nil	N/A	Nil
Graham C. Thody	90,001	N/A	Nil
John H. Wright	56,250	N/A	Nil

(1)

Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX-V on the vesting date less the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2018.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,627,500	$1.99	864,763(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,627,500		864,763

(1)

Based on the total number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan, being 10% of the issued and outstanding Common Shares from time to time (being 8,492,263 Common Shares as at December 31, 2018).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, except for as disclosed below, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	Nil
Other	61,290	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER OTHER PROGRAMS
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2018 ($)	Amount Outstanding as at March 31, 2019 ($)	Financially Assisted Securities Purchases During (#)	Security for Indebtedness	Amount Forgiven During 2018 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Christopher Ritchie	Company	9,000	9,000	Nil	N/A	N/A
Pierre Beaudoin	Company	Nil	52,290	Nil	N/A	N/A

(1)

In January, 2018, the Company completed a private placement with Mr. Ritchie whereby the shares were priced at a discount to the market price of the Company’s common shares on the day of the issuance. The discount represented a taxable benefit to Mr. Ritchie and the Company remitted income taxes of $9,000. As a result, the Company recorded a loan receivable of $ 9,000 from Mr. Ritchie which bears an interest of 2% per annum and is due on December 31, 2019.

(2)

In January, 2019, the Company completed a private placement with Mr. Beaudoin whereby the shares were priced at a discount to the market price of the Company’s common shares on the day of the issuance. The discount represented a taxable benefit to Mr. Beaudoin and the Company remitted income taxes of $52,290 . As a result, the Company recorded a loan receivable of $52,290 from Mr. Beaudoin which bears an interest of 2% per annum and is due on December 31, 2019.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2018, or in any proposed transaction which has materially affected or would materially affect the Company.

On January 17, 2018, the Company completed a non-brokered private placement with the new President of the Company (Christopher Ritchie) in respect of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020.

On January 11, 2019, the Company completed a non-brokered private placement with the new Chief Operating Officer of the Company (Pierre Beaudoin) in respect of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Pursuant to the TSX-V’s Policy 4.4 entitled “Incentive Stock Options”, the Company’s Stock Option Plan (the “Option Plan” herein) has to be approved by the shareholders of the Company yearly in that it is a “rolling 10%” plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the Option Plan). A copy of the Option Plan may be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1. See “Compensation— Option-based Awards” for a summary of the terms of the Option Plan.

The text of the proposed resolution to approve and confirm the Option Plan is as follows (the “Stock Option Plan Resolution”):

“BE IT RESOLVED THAT the Company’s Stock Option Plan, previously approved by the shareholders of the Company, is hereby approved and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

The Board of Directors recommends a vote “FOR” the approval of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Stock Option Plan Resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2018, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1. DATED as of the 12th day of April, 2019.

BY ORDER OF THE BOARD

“N. Eric Fier”

N. ERIC FIER
Chief Executive Officer

APPENDIX A

SILVERCREST METALS INC.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent	Ross O. Glanville Hannes P. Portmann Graham C. Thody John H. Wright Ani Markova (proposed director)
Disclose the identity of directors who are not independent, and describe the basis for that determination	N. Eric Fier, Chief Executive Officer of the Company
Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the five current directors are independent. At the Meeting, shareholders will be asked to elect six directors. If management’s director nominees are all elected at the Meeting, the Board will be composed of six directors, the majority of whom will be independent.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	N. Eric Fier – Goldsource Mines Inc. Graham C. Thody – Goldsource Mines Inc. UEX Corporation John H. Wright – Ero Copper Corp. Luminex Resources Corp.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors meet at least twice a year and as many times as may be necessary without any non-independent director or member of management in attendance. Since January 1, 2018, there have been six meetings of the independent directors without any non-independent director or member of management in attendance.

Disclosure Requirements	Comments
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Graham C. Thody is the Chairman of the Board and is an independent director.

The role and responsibilities of the Chairman include ensuring that specific responsibilities and functions that are the responsibility and function of outside directors are effectively carried out and the results reported to the Board as appropriate, and monitoring, facilitating and promoting the efficient organization and conduct of the Board function and the independence of the Board in the discharge of its responsibilities.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. From January 1, 2018 to the date of this Information Circular, there were a total of seven Board meetings, five Audit Committee meetings, one Corporate Governance and Nominating Committee meeting, and five Compensation Committee meetings. The following table provides details regarding attendance of each existing and proposed director at Board and committee meetings from January 1, 2018 to the date of this Information Circular.

	Board of directors	Audit Committee	Corporate Governance & Nominating Committee	Compen- sation Committ ee
N. Eric Fier	7 of 7	- of -	- of -	- of -
Ross O. Glanville	7 of 7	5 of 5	- of -	5 of 5
Hannes P. Portmann(1)	3 of 3	2 of 2	- of -	1 of 1
Graham C. Thody	7 of 7	5 of 5	- of -	- of -
John H. Wright	6 of 7	- of -	1 of 1	5 of 5
(1) Hannes P. Portmann was appointed a director of the Company on October 31, 2018.
Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities	A copy of the Board’s Mandate can be viewed on the Company’s website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:
     •     the strategic planning process of the Company;
     •     identification and management of the principal risks associates with the business of the Company;

Disclosure Requirements	Comments

     •     planning for succession of management;
     •     the Company's policies regarding communications with its
           shareholders and others; and
     •     the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position

The Board has developed a written position description for the Chairman.

The Board has not developed written position descriptions for the chair of each Board Committee. The chairs of the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclosure Requirements	Comments
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not yet developed a written position description for the CEO. The role and responsibilities of the CEO include having the executive responsibility for the day-to-day operations and affairs of the Company, acting as principal spokesman for the Company, bringing matters identified by the Board Mandate forward for Board approval, leading the Company in carrying out specific financial and business objectives for the Company as may be set by the Board, and keeping the Board informed of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)     the role of the board, its committees and
          its directors; and

(ii)   the nature and operation of the issuer’s
         business

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will re-assess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman and other long- standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in-depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company`s Las Chispas Property in Mexico.

Disclosure Requirements	Comments
Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)    disclose how a person or company may
         obtain a copy of the code;

(ii)   describe how the board monitors
         compliance with its code, or if the
         board does not monitor compliance,
         explain whether and how the board
         satisfies itself regarding compliance
         with its code; and

(iii) provide a cross-reference to any
        material change report filed since the
        beginning of the issuer’s most recently
        completed financial year that pertains
        to any conduct of a director or
        executive officer that constitutes a
        departure from the code.

The Board has adopted a written Code of Conduct for its directors, officers and employees. The Code is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.silvercrestmetals.com or may be obtained by requesting a copy from the Chief Executive Officer at the Company’s head office. The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

Disclosure Requirements	Comments
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

Disclose whether or not the board has a nominating committee composed entirely of independent directors . If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process	The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a)      identifying and recommending qualified individuals for nomination to the Board of Directors;

(b)    developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance
         guidelines; (c)    in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d)    reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure
         (including authority to delegate); and (iii) committee performance
         (including reporting to the Board).

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus, and the grant of incentive stock options. The committee’s compensation policy objectives are (i) to attract and retain qualified

Disclosure Requirements	Comments

executive officers, (ii) to align executives’ interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation. The Compensation Committee also reviews, and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer. Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board. In Q1 2019, with the approval of the Compensation Committee, the Board has engaged outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is currently comprised of three directors, all of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

See above. The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a)   monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive directors; and

(b)   reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Disclosure Requirements	Comments
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no other committees other than the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with:

(a)   developing and recommending to the Board corporate governance principles applicable to the Company;
(b)   monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;
(c)   in conjunction with the independent chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the
        Board as appropriate;
(d)   reviewing the Company’s Code of Conduct and recommending any changes to the Board; and
(e)   reviewing and reassessing at least annually the adequacy of the
        Company’s corporate governance guidelines and the Corporate
        Governance Committee’s Charter and recommending any proposed changes to the Board for approval.

The Corporate Governance and Nominating Committee must also annually review its own performance. The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. It has the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee and the Board as a whole both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

Disclosure Requirements	Comments
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believes that:

     •     longer tenure does not impair a director’s ability to act independently of management;
     •     the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
     •     regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when if deemed necessary.
Gender Diversity
Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
   (i) a short summary of its objectives and key provisions,
   (ii) the measures taken to ensure that the policy has been effectively implemented,
   (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Management and staff of the Company are broadly diversified and, as such, the Company values all races, religions, cultures and genders within our team, as well as the unique ideas, talents, and experiences that each individual brings to the organization.

The Company has not adopted a written policy nor set targets that would bias our corporate culture in favor of the identification and nomination of women to the Board or appointment of women in executive officer positions. It believes that a written policy to set quotas or targets is not the most appropriate manner in which to achieve regulated disclosure of diversity objectives. Overall, The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom.

Directors, executives and senior management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company.

Should a gender diversity policy be deemed appropriate in future, the Company will determine at that time, whether setting specific targets and objectives to achieve diversity is appropriate.

Disclosure Requirements	Comments
Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Company has not adopted formal quotas and targets and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. The Board acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. During the nomination process, appropriately skilled women candidates are and will be considered.

Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company does not consider the level of representation of women in executive officer positions when making executive officer appointments. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Disclosure Requirements	Comments
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
   (i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on its Board or women in executive officer positions of the Company. In addition, the Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

There are currently no women on the Board. If Ani Markova is elected as a director at the Meeting, one (16.7%) of the Company’s six directors would be a woman.

Currently, two of six (33%) of the Company’s executive officers are women.